Exhibit 99.1

For further information, please contact: Volker Braun, SVP Global Head of Investor Relations & ESG,

volker.braun@evotec.com, T. +49.(0)40.560 81-775, M. +49.(0)151.1940 5058, www.evotec.com

INTERIM STATEMENT 9M 2021

HIGHLIGHTS

▶	Strong operational performance leads to SIGNIFICANT revenue growth
▶	Co-owned pipeline gaining momentum
▶	j.pod® REDMOND (US) operational
▶	SUCCESSful public Offering at nasdaq (AFTER PERIOD-END)
▶	GUIDANCE for full-year 2021 confirmed

Strong revenues growth in all business areas fuels ONGOING Expansion and strengthens Positive Development

▶	Group revenues increased by 20% to € 431.0 m (9M 2020: € 360.4 m); like-for-like base revenue growth (excluding portfolio and fx effects) up 26%
▶	Milestone revenues of € 27.9 m well above last year (9M 2020: € 8.4 m)
▶	Just – Evotec Biologics contributed € 34.7 m to revenues; 43% above last year’s level of € 24.3 m
▶	Strong progress in both segments: Total EVT Execute revenues up 17% to € 429.8 m (9M 2020: € 367.5 m); EVT Innovate revenues up 35% to € 101.9 m (9M 2020: € 75.7 m)
▶	Net income increased to € 247.0 m (9M 2020: € 5.8 m) mainly due to fair value adjustments of the equity participation in Exscientia Ltd.

Data-driven Autobahn to Cures: Strong Progress in all lanes

▶	Several new and extended drug discovery and development agreements in all areas
▶	Just – Evotec Biologics opened J.POD® Redmond (US); start operations on track; project initiation of J.POD® Toulouse (France) in 2021
▶	Positive Phase IIb results in refractory chronic cough for eliapixant reported by partner Bayer
▶	Excellent progress in iPSC and protein degradation collaborations with Bristol Myers Squibb (BMS); Opt-in for EVT8683 to enter clinical development
▶	Kazia Therapeutics Limited has commenced enrolment to a Phase I clinical trial of EVT801, an investigational cancer therapy (after period-end)
▶	Successful NASDAQ IPO of EVOequity portfolio company and partner Exscientia Ltd (after period-end); Series B extension by Evotec`s first spin-off Topas Therapeutics

CORPORATE

Closing of public offering at NASDAQ on 8 November 2021, with notice from underwriters on 5 November 2021 of their intention to partially exercise their option to purchase additional ADSs (after period-end)

2

INTERIM STATEMENT 9M 2021

Confirmation of business outlook for Full-Year 2021

▶	Group revenues expected to be in a range of € 550 – 570 m (€ 565 – 585 m at constant exchange rates) (2020: € 500.9 m)
▶	Adjusted Group EBITDA expected to be in the range of € 105 – 120 m (€ 115 – 130 m at constant exchange rates) (2020: € 106.6 m)
▶	Unpartnered research and development expenses expected to be in a range of € 50 - 60 m (2020: € 46.4 m)

Given current global insecurities surrounding the COVID-19 pandemic, a likely negative impact – though less pronounced than in 2020 – is already estimated within the guidance for revenues and adjusted EBITDA stated above.

Financial Highlights

The following table provides an overview of the financial performance in the first nine months of 2021 compared to the same period in 2020. More detailed information can be found on page 7 of this interim statement.

Key figures of consolidated income statement

Evotec SE & subsidiaries – First nine months of 2021

In T€	Evotec Group 9M 2021	Evotec Group 9M 2020
External revenues1)	430,963	360,414
Costs of revenues	(331,494)	(271.225)
Gross profit	99,469	89,189
Gross margin in %	23.1	24.7

R&D expenses2)	(53,472)	(46,077)
SG&A expenses	(71,037)	(58,132)
Impairments of intangible assets and goodwill	(683)	–
Other operating income (expenses), net	51,776	50,306
Operating result	26,053	35,286

Adjusted EBITDA3)	70,086	76,942

1) Adjusted for negative exchange rate effects of € 11.2 m, Group revenues amount to € 442.1 m

2) Of which unpartnered R&D expenses of € 42.6 m in 9M 2021 (9M 2020: € 33.4 m)

3) Before changes in contingent considerations, income from bargain purchase and excluding impairments on goodwill, other intangible and tangible assets as well as the total non-operating result

The following table details Evotec’s segment revenues and operating income (loss) for the nine months ended 30 September 2021

In T€	EVT Execute4)	EVT Innovate5)	Intersegment Eliminations	Evotec Group 9M 2021
Revenues	429,774	101,940	(100.751)	430,963
Operating result	45,061	(19,008)	–	26,053

3

INTERIM STATEMENT 9M 2021

So far, no material negative impact of COVID-19 pandemic on Evotec’s business and strategy

In the first nine months of 2021, all sites at Evotec were able to continue operations with marginal limitations compared to other businesses. During this period, health and safety rules were adjusted quickly in accordance with dynamic national guidance, working processes were adjusted and a pro-vaccination campaign was started to protect Evotec’s employees and secure operations. Despite this difficult environment, the growth of all business lines has accelerated in the third quarter. To date, the EVT Execute segment has not experienced a material negative financial impact as a result of the pandemic.

Operational Highlights

Several new and extended drug discovery and development agreements in all areas

In the first nine months of 2021, Evotec demonstrated strong operational performance based on its fully integrated R&D platform EVOiR&D. Initiation of new partnerships in addition to the extension of existing alliances across the various stages of drug discovery and development, as well as across modalities and business areas have taken place, such as:

•	Several new INDiGO agreements signed e.g. with Oxford Cannabinoid Technologies or the third INDiGO programme with Ildong
•	Entrance into a drug development agreement with Pasithea Therapeutics Corp. to provide innovative and flexible solutions from target compound through to pre-clinical candidate in the field of mental health
•	Initiation of multiple integrated drug discovery collaboration agreements with e.g. Bicycle Therapeutics, Evommune, …
•	Generation of in vitro assays for Novo Nordisk for use within the field of gene therapy

Just – Evotec Biologics opened J.POD® Redmond (US); start operations on track; Project of constructing J.POD® Toulouse (France) started

In the first nine months of 2021 the Just – Evotec Biologics platform, EVOaccess, continued to pursue its course of success. In August, the opening of the company’s unique clinical and commercial biologics cGMP manufacturing facility (J.POD® Redmond (US)), was announced. The innovative cGMP biomanufacturing facility is the final step in Just – Evotec Biologics’ J.DESIGN platform that integrates data analytics and machine learning through all activities involved with the discovery, development, and manufacture of biologics. The 130,000 square foot J.POD® facility was built in just 19 months, despite the COVID-19 pandemic. The design planning for initiation of the second J.POD® facility J.POD® Toulouse (France) at Evotec’s Campus Curie is underway.

Positive Phase IIb results in refractory chronic cough for eliapixant reported by partner Bayer

Evotec’s partner, Bayer, reported positive Phase IIb results in refractory chronic cough with the investigational orally administered, potent and selective P2X3 antagonist eliapixant (BAY1817080) in August. The Phase II studies in neuropathic pain, overactive bladder and endometriosis are progressing according to plan.

Excellent progress in iPSC and protein degradation collaboration with Bristol Myers Squibb

After having received IND clearance from the FDA, BMS decided to opt-in for EVT8683, leading to a $ 20 m option payment to Evotec.

Kazia Therapeutics Limited has commenced enrolment to a Phase I clinical trial of EVT801, an investigational cancer therapy (after period-end)

In early November, Kazia Therapeutics Limited (“Kazia”) an oncology-focused drug development company, commenced enrolment to a Phase I clinical trial of EVT801, an investigational cancer therapy that was licensed to Kazia by Evotec in April 2021. The first-in-human Phase I clinical trial is being conducted by Evotec under full sponsorship of Kazia and will focus primarily on understanding the safety, tolerability, and pharmacokinetics of EVT801 across a range of doses. It is also designed to explore preliminary signals of clinical efficacy, and to investigate the biological activity of the drug via a rich suite of sophisticated biomarker analyses provided and managed by Evotec.

4

INTERIM STATEMENT 9M 2021

EVOequity update

Exscientia Ltd. closed its Nasdaq IPO in the beginning of October 2021, with total gross proceeds of $ 510.4 m. Evotec has been invested in the company since 2016 and remains to be a significant shareholder.

Topas Therapeutics, Evotec`s first spin-off company in 2016, successfully extended its Series B round with an additional € 18 m raised, bringing the total for this financing to € 40 m.

CORPORATE

Evotec SE announced the closing of its public offering of American Depositary Shares

On 3 November 2021, Evotec SE’s management board decided – with the approval of its supervisory board – on the volume and the issue price of its public offering of American Depositary Shares (“ADSs”). The offering produced gross proceeds of $ 435 m from the sale of 10,000,000 ordinary shares of Evotec in the form of 20,000,000 ADSs at a price of $ 21.75 per ADS. Each ADS represents one half of an ordinary share of Evotec. Accordingly, Evotec's share capital, on the basis of Evotec’s articles of association (“Satzung”), increased to € 173,914,741 by issuing 10,000,000 shares from the authorized capital (“Genehmigtes Kapital 2021”) under exclusion of subscription rights of the existing shareholders (taking into account the subscription shares issued to date from conditional capital (“Bezugsaktien”), the actual share capital amounts to € 175,110,695).

The ADSs began trading on the Nasdaq Global Select Market on 4 November 2021 under the ticker symbol “EVO”. The offering closed on 8 November 2021.

On 5 November 2021, BofA Securities and Morgan Stanley, as representatives of the several underwriters, notified Evotec of the underwriters’ partial exercise of their option to purchase up to 3,000,000 additional ADSs, representing 1,500,000 ordinary shares at the price of $ 21.75 per ADS.

Report on the Financial Situation and Results

On 1 April 2020 Evotec GT announced the start of its operating business in Gene Therapy in Orth/Austria. In addition, the acquisition of the assets (mainly land and buildings) as well as the takeover of employees of the Biopark by Sanofi SAS in Toulouse became legally effective on 1 July 2020. Both entities were fully consolidated in the financial statements from the dates specified above.

1. Results of operations

During the nine months ended 30 September 2021 Group revenues increased significantly by 20% to € 431.0 m compared with the same period of the previous year (9M 2020: € 360.4 m). Excluding the effect of € 8.6 m Sanofi payments in the first quarter of 2020 and negative fx effects of € 11.2 m, like-for-like growth would have reached 25.7%. Growth of € 70.5 m was driven by contribution from all building blocks of Evotec’s data-driven R&D Autobahn to cures. Revenues for the nine months ended 30 September 2021 include milestone as well as upfront and license payments in an aggregate amount of € 36.5 m, primarily from Bristol Myers Squibb, well above last year’s level of € 18.3 m. Just – Evotec Biologics contributed € 34.7 m (+42.8%) during the nine months ended 30 September 2021 versus € 24.3 m in the comparable prior year period.

The Costs of revenue recognized during the nine months ended 30 September 2021 amounted to € 331.5 m (9M 2020: € 271.2 m) yielding a gross margin of 23.1% (9M 2020: 24.7%). Despite a higher contribution from milestone payments, gross margin remained affected mainly from the capacity build-up related to supply chain stabilisation measures and the launch of J.POD® Redmond (US) in particular, which develops according to plan, as well as fx headwinds.

R&D expenses were € 53.5 m, compared to € 46.1 m in the nine months ended 30 September 2020 (+16%), reflecting continuing strong investments in Evotec’s capabilities to improve Evotec’s efficiency and precision medicine platforms. Therefore, the increase in unpartnered R&D expenses by 27.5% (€ 42.6 m vs. 9M 2020: € 33.4 m) was driving the growth in overall R&D expenses while partnered R&D expenses decreased to € 10.9 m (9M 2020: € 12.7 m).

SG&A expenses for the nine months ended 30 September 2021 amounted to € 71.0 m and were thus € 12.9 m or 22% higher compared to last year (9M 2020: € 58.1 m). The increase in general and administrative expenses was primarily driven by investments to support the growth of Evotec, including an increase in salaries, equipment- and human resources-related costs as well as other administrative costs associated with operating a high-growth company. Aggregate costs of approximately € 1.0 m were incurred in Q3 2021 in conjunction with the process of offering American Depositary Shares in the U.S.

5

INTERIM STATEMENT 9M 2021

For the nine months ended 30 September 2021, other net operating income and expenses amounted to a stable level 0f € 51.8 m, compared to € 50.3 m for the comparative prior year period. Key drivers of other operating income were related to Sanofi recharges for ID Lyon and R&D tax credits from France for the Toulouse site with a minor contribution from Italy for Aptuit Verona.

The operating result decreased to € 26.0 m (9M 2020: € 35.3 m) mainly due to increased R&D as well as SG&A expenses. Currency effects had a negative impact of € 8.6 m. This was partly offset by higher gross profits due to the significant revenue growth.

The other non-operating result increased massively to € 228.8 m year-on-year (9M 2020: € (15.9) m), mainly due to fair value adjustments of the participation in Exscientia Ltd. As Evotec’s share in Exscientia Ltd. was diluted below 20% due to several financing rounds in 2021, the investment is accounted for at fair value in accordance with IFRS 9 since March 2021. Meanwhile, the IPO of Exscientia Ltd. in October 2021 has resulted in another revaluation due to a higher market value for Exscientia Ltd. shares as opposed to the last financing rounds in March and April. Going forward the market value of Evotec’s shares at the end of each respective quarter will directly affect Evotec’s other non-operating result – either positively, or negatively – without any implications on the cash balance or the ongoing operational relationship with Exscientia. A review of equity participations resulted in cumulated fair value adjustments/impairments of € (6.5) m. Furthermore, the impact of foreign currency translation contributed € 6.3 m to the other non-operating results.

Net income as of 30 September 2021 amounted to € 247.0 m (9M 2020: € 5.8 m), almost exclusively due to the large valuation uptick of Evotec’s shareholding in Exscientia Ltd.

Adjusted Group EBITDA for the nine months ended 30 September 2021 decreased to € 70.1 m (9M 2020: € 76.9 m) mainly due to a deliberate increase in costs of revenues, owed to preparations to start manufacturing in J.POD® Redmond (US), investments into R&D as well as SG&A expenses. Currency effects had a negative impact of € 8.9 m. Excluding the effect of € 8.6 m Sanofi payments in the first quarter of 2020 and negative fx effects, like-for-like growth would have reached 15%.

The following table shows the reconciliation of net income to Adjusted EBITDA

In T€	Evotec Group 9M 2021	Evotec Group 9M 2020
Net income	246,988	5,849
Interest expense (net)	4,561	4,728
Tax expense	7,828	13,497
Depreciation of tangible assets	35.290	31.250
Amortization of intangible assets	9.597	10.620
EBITDA	304,264	65,944
Impairment of intangible assets	683	-
Impairment of goodwill	-	-
Measurement gains from investments	(245,195)	-
Share of loss of associates accounted for using the equity method	13,685	8,273
Impairment of financial assets	4,491	-
Other income from financial assets, net	(24)	(68)
Foreign currency exchange (loss) gain, net	(6,324)	2,973
Other non-operating income, net	43	34
Change in contingent consideration (earn-out)	(1.537)	(214)
Adjusted EBITDA	70,086	76,942

6

INTERIM STATEMENT 9M 2021

2. Operating segments EVT Execute and EVT Innovate

Note: Since 1 January, 2021 material recharges (totalled € 24.7 m) have been allocated to both segments. In the nine months ended 30 Septemer 2020, material recharges amounted to € 15.9 m (EVT Execute: € 14.9 m, EVT Innovate: € 1.0 m). The prior period was restated.

Total revenues, consisting of revenues from EVT Execute and EVT Innovate showed progress in all business areas. In the EVT Execute segment revenues (incl. intersegment revenues) increased by significant 17% to € 429.8 m (9M 2020 restated: € 367.5 m), even including the planned end of payment of Sanofi for the Toulouse site from April 2020 (€ 8.6 m). This increase was primarily due to a strong base business, including a contribution of € 34.7 m by Just – Evotec Biologics. Intersegment revenues amounted to € 100.7 m (9M 2020: € 82.8 m), which is a leading indicator for the upside potential and development of EVT Innovate.

Segment operating income in the EVT Execute segment decreased to €45.1 m for the nine months ended September 30, 2021 (9M 2020: € 53.2 m), primarily as a result of a lower gross profit and increased Selling, general and administrative expenses. Gross profit decreased mainly as a result of the capacity build-up prior to the start of J.POD® Redmond (US). R&D expenses came in at € 2.1 m (9M 2020: € 3.6 m), SG&A expenses increased to € 56.7 m (9M 2020: € 47.4 m).

Revenues in the EVT Innovate segment increased to € 101.9 m (9M 2020 restated: € 75.7 m). This growth of 35% was mainly driven by higher base revenues and project-related revenues from Bristol Myers Squibb, ID Lyon, Chinook and CureXsys. Segment operating loss in the EVT Innovate segment increased to €(19.0) m for the nine months ended September 30, 2021 (9M 2020: € (17.9) m). Research and development expenses increased to € 60.4 m for the first nine months of 2021, compared to € 49.8 m for the same period of 2020. The increase in SG&A expenses (9M 2021: € 14.3 m vs. 9M 2020: € 10.7 m) was mainly caused by increasing headcounts. This was partly offset by an increase in gross profit to € 22.2m (9M 2020: € 6.0m). For the nine months ended 30 September 2021, the EVT Innovate gross margin increased to 21.7% from 8.0% in the prior year comparative period due to a higher contribution from milestone payments.

Management believes that Segment EBITDA is an appropriate measure for evaluating the operating performance of the Company’s business segments because it is one of the primary measures used by the Company to evaluate the performance of and allocate resources to the Company’s segments.

The following table shows the reconciliation of segment Operating income (loss) to segment Adjusted EBITDA

In T€	EVT Execute 9M 2021	EVT Innovate 9M 2021
Operating income (loss)	45,061	(19,008)
Depreciation of tangible assets	32,776	2,514
Amortization of intangible assets	9,536	61
EBITDA	87,373	(16,433)
Impairment of intangible assets	-	683
Impairment of goodwill	-	-
Change in contingent consideration (earn-out)	(1.389)	(148)
Segment Adjusted EBITDA	85,984	(15,898)

7

INTERIM STATEMENT 9M 2021

The adjusted EBITDA of the EVT Execute segment reached € 86.0 m (9M 2020: € 92.3 m). The growth in both – revenues and expenses –  in EVT Innovate resulted in a stable adjusted EBITDA of € (15.9) m (9M 2020: € (15.4) m).

3. Financing and financial position

The strong operating business performance and significant milestone payments were the main driver of 9M 2021 cash flow from operating activities, which resulted in € 61.9 m compared with € 20.8 m in the first nine months of 2020.

Cash flow from investing activities for the nine months ended 30 September 2021 amounted to € (146 7) m compared to € (82.9) m in the same period of the previous year. This figure included capital expenditure on property plant and equipment of € 100.2 m (9M 2020: € 55.3 m) which resulted particularly from the € 56.4 m overall investments in the new J.POD® Redmond(US) facility. Furthermore, equity investments in associated companies and other long-term investments totalled € 18.7 m. In addition, convertible loans in the amount of € 4.1 m were issued to associated portfolio companies.

There was a net cash outflow of € (7.1) m for financing activities in the nine months ended 30 September 2021 (9M 2020: € 5.3 m). This figure included repayments of minor bilateral loans of € (15.7) m (9M 2020: € (6.2) m) as well as payments of lease obligations in an aggregate amount of € (14.7) m (9M 2020: € (11.1) m). Proceeds from loans amounted to € 22.1 m (9M 2020: € 21.5 m) including the final tranches of the KfW/IKB R&D loans and a new long-term innovation loan.

Cash and cash equivalents were € 333.4 m as of 30 September 2021 (31 December 2020: € 422.6 m). In addition, investments remained at a high level of € 84.2 m (31 December 2020: € 59.3 m). Consequently, total Liquidity amounted to € 417.6 m (31 December 2020: € 481.9 m). The net cash-outflow resulted mainly from the investing activities in capex, including the expansion of the new J.POD® Redmond (US) facility and equity investments.

4. Assets, liabilities and stockholders’ equity

Assets
Between 31 December 2020 and 30 September 2021, total assets increased by € 304.9 m to € 1,767.8 m (31 December 2020: € 1,462.9 m).

Trade accounts receivable and accounts receivable from associated companies and other long-term investments increased in the nine months ended 30 September 2021 by € 5.6 m to € 93.5 m (31 December 2020: € 87.9 m) Nevertheless, Days Sales Outstanding (DSO) of 54 days stayed comfortably in the bandwidth between 50 and 60 days (H1: 53 days) as a result of significantly increased revenues.

Property, plant and equipment rose by € 135.5 m to € 472.8 m (31 December 2020: € 337.3 m). This increase was mainly attributable to a reclassification from intangibles to land and buildings after taking over the Verona site (now “Campus Levi-Montalcini”) from GSK.

Goodwill and intangibles declined by € 58.5 m compared with 31 December 2020, to € 286.9 m, primarily due to the aforementioned GSK/Verona transaction.

Long-term investments amounted to € 303.4 m (31 December 2020: € 59.0 m). This massive increase resulted nearly exclusively from the fair value adjustment of Exscientia Ltd. (net effect: € 247.2 m).

Non-current R&D tax receivables in Evotec France created an increase in other long-term assets by € 13.9 m to € 50.4 m as of 30 September 2021 (31 December 2020: € 36.5 m).

Liabilities
Trade accounts payable increased by € 14.2 m in the nine months ended 30 September 2021 to € 56.7 m (31 December 2020: € 42.5 m). Payables across several sites – thereof Aptuit Verona and J.POD® Redmond (US) – were a key factor.

8

INTERIM STATEMENT 9M 2021

Short- and long-term debt and leases increased by € 8.6 m to € 500.6 m (31 December 2020: € 492.0 m) mainly due to the Innovation loan from IKB/KfW and the drawdown of the final tranches of three KfW R&D loans.

The impact of high expenditures for capex and equity investments was incremental and led to a net debt leverage ratio of -0.8 x adjusted EBIDTA excl. IFRS 16 effect (0.8 x incl. IFRS 16) (-1.5 x at year-end 2020, excl. IFRS 16 effect). However, a net cash position of € 63.2 m was recorded excl. consideration of IFRS 16.

Stockholders’ equity
As of 30 September 2021, Evotec’s overall capital structure developed towards a stronger equity balance compared with the end of 2020. Total stockholders’ equity significantly increased to € 999.2 m (31 December 2020: € 722.8 m). Due to the exercise of stock options and Share Performance Awards, a total 165,110,695 shares were issued and outstanding with a nominal value of € 1.00 per share as of 30 September 2021.

Evotec’s equity ratio as of 30 September 2021 increased to 56,2% (31 December 2020: 49.4%).

5. Human Resources

Employees
At the end of September 2021, the global number of employees of Evotec Group amounted to 4,081 people, an increase of 14% compared to year-end 2020 (31 December 2020: 3,572 employees).

Despite the challenges still arising within the second year of the COVID-19 pandemic Evotec was able to continue to recruit and integrate top-talents for its operational business, which is important for the long-term growth of the Company.

9

INTERIM STATEMENT 9M 2021

Financial Outlook

Guidance for full-year 2021 confirmed; visible progress in all business areas

The business environment worldwide continues to be affected by the COVID-19 pandemic and shortage of supply in different fields as well as challenges in logistics. Evotec’s business also has felt the effects of the crisis, but so far not as materially as other sectors. Within the reporting period no significant negative financial impact on Evotec's business or supply challenges were recorded in connection with the COVID-19 pandemic.

The same applies for any potential impact from the Brexit where only minor impacts in context of logistics and customs have been observed so far.

However, further potential effects of the COVID-19 crisis and supply challenges in the coming months are difficult to predict due to risks and uncertainties which are beyond Evotec’s control. At present, the management of Evotec confirms the financial guidance published in the annual report 2020 and confirmed in the half-year report on 11 August 2021.

	Guidance 2021	Guidance 20211) at constant fx	Actual 31 December 2020
Group revenues from contracts with customers	€550 - 570 m	€565 - 585 m	€500.9 m
Unpartnered R&D expenses	€50 - 60 m	-	€46.4 m
Adjusted Group EBITDA2)	€105 - 120 m	€115 - 130 m	€106.6 m

1) Average fx 2020: €/USD 1.12; GBP/€ 1.13

2) EBITDA is defined as earnings before interest, taxes, depreciation and amortisation of intangibles. Adjusted EBITDA excludes changes of contingent considerations, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result

10

INTERIM STATEMENT 9M 2021

Evotec SE and Subsidiaries
Consolidated interim statement of financial position as of 30 September 2021

in T€ except share data	as of 30 September 2021	as of 31 December 2020
ASSETS
Current assets:
— Cash and cash equivalents	333,404	422,580
— Investments	84,171	59,350
— Trade accounts receivable	90,056	79,005
— Accounts receivables from associated companies and other long-term investments	3,484	8,891
— Inventories	22,519	13,585
— Current tax receivables	21,630	21,718
— Contract assets	21,445	12,607
— Other current financial assets	9,653	10,704
— Prepaid expenses and other current assets	41,944	30,404
Total current assets	628,306	658,844

Non-current assets:
— Investments accounted for using the equity method and other long-term investments	303,453	58,999
— Property, plant and equipment	472,825	337,297
— Intangible assets, excluding goodwill	33,227	98,036
— Goodwill	253,709	247,370
— Deferred tax asset	24,716	24,950
— Non-current tax receivables	50,376	36,485
— Other non-current financial assets	388	22
— Other non-current assets	849	892
Total non-current assets	1,139,543	804,051
Total assets	1,767,849	1,462,895

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
— Current loan liabilities	35,000	15,392
— Current portion of lease obligations	14,356	14,616
— Trade accounts payable	56,720	42,549
— Provisions	42,650	41,848
— Contract liabilities	60,713	66,477
— Deferred income	17,961	4,172
— Current income tax payables	5,086	3,362
— Other current financial liabilities	3,766	-
— Other current liabilities	17,526	20,043
Total current liabilities	253,778	208,459

Non-current liabilities:
— Non-current loan liabilities	317,922	331,019
— Long-term lease obligations	133,333	130,938
— Deferred tax liabilities	19,208	20,399
— Provisions	22,587	22,899
— Contract liabilities	26,598	22,437
— Deferred income	1,539	3,693
— Other non-current financial liabilities	205	205
Total non-current liabilities	521,392	531,590

Stockholders’ equity:
—Share capital1)	165,111	163,915
— Additional paid-in capital	1,035,438	1,030,702
— Accumulated other comprehensive income	(21,625)	(37,522)
— Accumulated deficit	(186,245)	(434,249)
Equity attributable to shareholders of Evotec SE	992,679	722,846
Total stockholders' equity	992,679	722,846
Total liabilities and stockholders’ equity	1,767,849	1,462,895

1) 165,110,695 and 163,914,741 shares issued and outstanding in 2021 and 2020, respectively

11

INTERIM STATEMENT 9M 2021

Evotec SE and Subsidiaries
Consolidated interim income statement for the period from 01 January to 30 September 2020

in T€ except share and per share data	Nine months ended 30 September 2021	Nine months ended 30 September 2020	Three months ended 30 Sept 2021	Three months ended 30 Sept 2020
Revenues from contracts with customers	430,963	360,414	159,661	129,425
Costs of revenue	(331,494)	(271,225)	(116,494)	(93,301)
Gross profit	99,469	89,189	43,167	36,124

Operating income (expenses)
— Research and development expenses	(53,472)	(46,077)	(18,038)	(16,281)
— Selling, general and administrative expenses	(71,037)	(58,132)	(24,654)	(21,600)
— Impairment of intangible assets	(683)	-	-	-
— Other operating income	53,723	54,522	17,544	19,423
— Other operating expenses	(1,947)	(4,216)	(281)	(1,297)
Total operating income (expenses)	(73,416)	(53,903)	(25,429)	(19,755)
Operating income	26,053	35,286	17,738	16,369

Non-operating income (expense)
— Interest income	1,678	1,106	637	(907)
— Interest expense	(6,239)	(5,834)	(1,938)	(445)
— Measurement gains from investments	245,195	-	129,047	-
— Share of the result of associates accounted for using the equity method	(13,685)	(8,273)	(3,867)	(4,629)
— Impairment of financial assets	(4,491)	-	(4,491)	-
— Other income from financial assets	24	68	13	31
— Foreign currency exchange gain (loss), net	6,324	(2,973)	3,235	(2,701)
— Other non-operating income (expense), net	(43)	(34)	17	(196)
Total non-operating income (expense)	228,763	(15,940)	122,653	(8,847)

Income before taxes	254,816	19,346	140,391	7,522
— Current tax income (expense)	(8,061)	(10,404)	(4,629)	(5,977)
— Deferred tax income (expense)	233	(3,093)	(1,491)	(2,955)
Total taxes	(7,828)	(13,497)	(6,120)	(8,932)
Net income	246,988	5,849	134,271	(1,410)

thereof attributable to:
Shareholders of Evotec SE	246,988	5,849	134,271	(1,410)

Weighted average shares outstanding	164,315,412	151,053,186	164,525,457	151,017,103
Net income per share (basic)	1.50	0.04	0.82	(0.01)
Net income per share (diluted)	1.50	0.04	0.82	(0.01)

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INTERIM STATEMENT 9M 2021

Evotec SE and Subsidiaries
Condensed consolidated interim statement of cash flows for the nine months ended 30 September 2021

in T€	Nine months ended 30 September 2021	Nine months ended 30 September 2020
Cash flow from operating activities:
— Net income	246,988	5,849
— Adjustments to reconcile net income to net cash provided by operating activities	(169,023)	57,694
— Change in assets and liabilities	(16,063)	(42,759)
Net cash provided by operating activities	61,902	20,784

Cash flow from investing activities:
— Purchase of current investments	(38,401)	(36,898)
— Purchase of investments in associated companies and other long-term investments	(18,657)	(31,111)
— Purchase of property, plant and equipment	(100,183)	(55,348)
— Issue of convertible loan	(4,145)	-
— Proceeds from sale of current investments	14,646	40,502
Net cash used in investing activities	(146,740)	(82,855)

Cash flow from financing activities:
— Proceeds from option exercise	1,196	995
— Proceeds from loans	22,141	21,539
— Repayment finance lease obligation	(14,736)	(11,057)
— Repayment of loans	(15,749)	(6,215)
Net cash provided by (used in) financing activities	(7,148)	5,262

Net decrease in cash and cash equivalents	(91,986)	(56,809)
— Exchange rate difference	2,810	(4,325)
— Cash and cash equivalents at beginning of period	422,580	277,034
Cash and cash equivalents at end of the period	333,404	215,900

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